Exhibit 99.1

1.	ATTENDING THE MEETING

Shareholders, proxyholders and guests may attend the meeting online or by phone, and shareholders and proxyholders may attend the meeting in person, on Wednesday, April 13, 2022 at 9:30 a.m. (Eastern Daylight Time).

Attending in person:

We have made the decision to proceed with a limited in-person option to attend the meeting in our Presentation Hall, Institute for Learning (IFL), 3550 Pharmacy Avenue, Toronto, Ontario. Please see the inside back cover of our Proxy Circular for a map and directions.

Attendance in person is subject to public health guidelines and compliance with our health and safety protocols. Our priority is the safety and well-being of our employees and our shareholders. We continue to work closely with relevant public health authorities to monitor the situation regarding COVID-19. Our AGM will incorporate the following:

•	We have instituted enhanced cleaning protocols at the IFL.
•

Proof of vaccination will not be required to enter the IFL. However, any attendee who is feeling ill, whether experiencing COVID-19 symptoms or the common cold, flu or any other illness, is advised to remain home and use the remote participation options available to you.

•	You will be encouraged to wear a mask at the IFL during the AGM.
•

Seating in the Presentation Hall will be physically distanced (3 feet apart). This limits the number of people who can attend the meeting in the Presentation Hall. There will be an overflow area for those who cannot be accommodated in the Presentation Hall. You may still join online or by phone, however, you must follow the procedures below and contained in the Proxy Circular.

•	Food will not be provided at the AGM and outside food and beverages will not be permitted on site.

Revisit this site regularly for the latest updates

We encourage you to arrive early. You will be required to check your coat and any bag upon arrival at the IFL to be admitted to the Presentation Hall (bags of accredited media excepted).

Attending online:

https://web.lumiagm.com/430936956

To log in online, click “I have a login” and enter your “Username” and the case sensitive Password: bmo2022

If you experience issues joining the meeting online, click on the “Support” tab for instructions for assistance. We encourage you to join at least fifteen minutes before the meeting starts.

Username:

1.	Registered Shareholders: your 15-digit control number found on your Computershare issued Proxy Form/Voting Instruction Form

2.	Proxyholders: the 4-digit alpha code sent to you by Computershare

3.

Non-registered shareholders whose Voting Instruction Form contains a 16-digit control number must review “Voting During the Virtual Meeting” below and follow the instructions, as your control number will not work as a Username to log in online.

4.	Non-Registered Shareholders that have not registered as proxyholders: No Username required, click “Guest” to log in

5.	Guests: no Username required, click “Guest” to log in

Attending by phone (Listen only):

English

Toll-free dial-in number (Canada/US):	1-800-806-5484

Local dial-in number:	416-340-2217

International dial-in numbers:	https://www.confsolutions.ca/ILT?oss=9P7R8008065484

Participant passcode:	5921837#

French

Toll-free dial-in number (Canada/US):	1-877-395-0279

Local dial-in number:	514-392-1587

International dial-in numbers:	https://www.confsolutions.ca/ILT?oss=9P7R8773950279

Participant passcode:	9533761#

We encourage you to join at least fifteen minutes before the meeting starts. Please note that if we reach capacity on our phone lines, we encourage you to join online.

2.	PARTICIPATING VIRTUALLY AT THE MEETING

Registered Shareholders and Proxyholders

Registered shareholders and proxyholders that have logged-in to the online platform as such will be able to submit questions/make comments in writing or verbally at any time until the Chair of the meeting closes the Question-and-Answer session.

If you wish to ask your question verbally, select the messaging tab and type your telephone number and question topic within the box at the top of the screen and click the send arrow. The Lumi operator will call the number provided so you can join the question queue. You will be prompted by the automated system and the Corporate Secretary when to ask your question. Please ensure that you “mute” the live webcast while you are on the telephone as there will be a slight delay between the live webcast and the audio that you will hear on the telephone line.

Guests and Non-registered shareholders that have not registered as proxyholders

If you are logged-in to the online platform as a “Guest”, you will not be able to submit questions/make comments online or otherwise participate.

3.	VOTING BEFORE OR DURING THE MEETING

Voting Before the Meeting

We encourage you to read the Proxy Circular and vote your shares early.

•	For registered shareholders, the voting deadline is 5:00 p.m. (Eastern Daylight Time) on April 11, 2022.
•

For non-registered shareholders, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern Daylight Time) on April 11, 2022.

For more information on voting, including voting at the meeting, please refer to pages 5 to 7 of our Proxy Circular, which includes special instructions for non-registered shareholders located in the United States.

Voting in Person During the Meeting

If you are a registered shareholder and wish to vote in person at the meeting, do not complete or return your proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada. You will be provided with a paper ballot by our transfer agent to vote or you may also vote virtually on your personal device by following the steps below and contained in the Proxy Circular.

If you are a non-registered shareholder and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on your voting instruction form, and return it as instructed by your intermediary. If no space is provided for you to insert your name on the form as proxyholder, please contact your intermediary for instructions. Do not complete the voting section of your voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada. You will be provided with a paper ballot by our transfer agent to vote or you may also vote virtually on your personal device by following the steps below and contained in the Proxy Circular.

Even if you plan to attend in person, we nevertheless encourage non-registered shareholders to appoint yourself as proxyholder so that, in the event you do not attend in person, you may still vote virtually. You can do this by registering your name and contact information with Computershare by going to www.computershare.com/BankofMontreal. If you are a non-registered shareholder located in the United States, and you wish to attend and vote in person or online at the virtual meeting, you must follow the steps below and contained in the Proxy Circular.

Voting During the Virtual Meeting

You cannot vote if you dial in by telephone only or if you have joined the online platform as a “Guest”. You must join the meeting online as a shareholder or proxyholder, following the instructions below, by selecting “I have a login” to log into the platform and be connected to the internet at all times to vote during the virtual meeting.

If you wish to vote during the virtual meeting, there are specific steps you must take in advance to complete an online ballot:

1.

If you are a registered shareholder and you wish to attend and vote online at the virtual meeting, you must follow the steps set out on page 5 of the Proxy Circular. If you want to appoint someone as your proxyholder to vote for you at the meeting, there are additional steps you must take, including appointing and registering your proxyholder as proxy with Computershare.

2.

If you are a non-registered shareholder and you wish to attend and vote online at the virtual meeting, or appoint someone as your proxyholder, there are additional steps you must take including appointing and registering yourself or proxyholder as proxy with Computershare. For more information, please see “How to Vote” starting on page 6 of the Proxy Circular and “About proxyholders” on page 5 of the Proxy Circular.

3.

If you are a non-registered shareholder located in the United States, and you wish to attend and vote online or otherwise participate, including moving a shareholder proposal, at the virtual meeting, there are additional steps you must take. You must first obtain a valid legal proxy from your intermediary and register that appointment with Computershare. For more information, please see “Important Information for non-registered shareholders located in the United States” starting on page 6 of the Proxy Circular. Without following this process, the appointed proxyholder will only be able to log in to the meeting as a guest and will not be able to vote or otherwise participate or exercise rights as proxyholder at the meeting, including not being able to move a shareholder proposal. However, if you have received confirmation of registration of your legal proxy, your appointed proxyholder may attend and participate in person at the meeting.

If you have completed the necessary steps to vote during the meeting, then you can vote through the virtual voting platform online or in person.